DREIER STEIN & KAHAN, LLP
November 20, 2007
Jeffrey P. Riedler, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Clearant, Inc. Registration Statement on Form SB-2 Filed September 27, 2007 File No. 333-146362
Dear Mr. Riedler:
     We are counsel for Clearant, Inc. (the “Company”) and are responding to your letter of October 9, 2007, regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”). Amendment No. 1 to Registration Statement on Form SB-2 is filed herewith.
Comment No. 1 — General
     We note that it appears that a large number of the selling shareholders are affiliates of the company. The sale by these affiliated selling shareholders could be construed as a primary offering “by or on behalf of the registrant.” We also note that it does not appear that you are eligible to use Form S-3 for a primary offering of your equity securities, so you would not be eligible to conduct an at the market offering for those equity securities held by affiliated selling shareholders. Please revise your registration statement to identify the affiliated selling shareholders as underwriters and set a price for the offering, or provide a detailed legal analysis to support your position that the affiliated selling shareholders are not acting as underwriters in the sale of these securities.
RESPONSE
     “Selling Security Holders” on page 19 of the Registration Statement, in accordance with the Securities and Exchange Commission’s (the “Commission”) comments, has been revised (i) to remove those selling stockholders that may be categorized as affiliates of the Company, and (ii) to provide names and addresses of the beneficial owners of the shares which will become registered upon the effectiveness of the Registration Statement for the purpose of clarifying that those persons that have not been removed from the list of selling stockholders are not affiliates of the Company and therefore not acting as underwriters on the Company’s behalf.

Jeffrey P. Riedler, Assistant Director
November 20, 2007

     None of the persons on the list of selling stockholders (i)directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company, or (ii) is engaged in the business of underwriting or acting as a conduit for the Company. For purposes of convenience, the office of Rowland W. Day II, who acts as legal counsel and as attorney in fact on behalf of certain of the April private placement stockholders, was listed as the delivery address for those stockholders for purposes of share delivery. At the time of the April private placement, Mr. Day was not a director of the Company. Mr. Day disclaims any beneficial ownership or control, direct or indirect, over any of the selling stockholders’ shares. Mr. Day also disclaims that he is a member of a group.
Comment No. 2 — General
     Please revise your prospectus to describe that you received a written notice alleging that certain misrepresentations were made in connection with the Stock Purchase Agreements entered into on April 3, 2007. We note that disclosure was made in Note 18 to the financial statements, page AFS-22, but not in the prospectus.
RESPONSE
     “Legal Proceedings” on page 25 of the Registration Statement has been revised to include the following paragraph in accordance with the Commission’s comments:
“The Company received written notice from Rowland W. Day, on behalf of the following Investors: (i) the Day Family Trust; (ii) Rowland W. Day II IRA; and (iii) Ron Nash, alleging that certain misrepresentations were made in connection with the Stock Purchase Agreements entered into on April 3, 2007 where the Company agreed to issue approximately 93,720,000 shares of common stock at a price of $0.025 per share. On June 1, 2007, the Company’s board of directors approved an Amendment to Stock Purchase Agreement negotiated by the board’s special committee with the investors in the April 3rd private placement. The Amendment releases the Company from liability to the Investors for the Company’s failure to timely file periodic reports or a registration statement, and from any alleged misrepresentations in connection with the private placement. It also provided the Investors with full ratchet antidilution protection for subsequent sales of common stock at a price lower than paid by the Investors. The antidilution provision was triggered by a subsequent sale of common stock on August 3, 2007 at a price of $0.005. As a result, the Investors’ investments were re-valued and each Investor was issued that number of additional Shares, which when added to the originally purchased Shares reflect a purchase price of $0.005 per share.”
Comment No. 3 — Incorporation of Certain Information by Reference, page 52
     Please delete this section since incorporation by reference is not available to you.

Jeffrey P. Riedler, Assistant Director
November 20, 2007

RESPONSE
     The section entitled “Incorporation of Certain Information by Reference,” has been deleted from the Registration Statement in accordance with the Commission’s comments.
Comment No. 4 — Signatures
     We refer you to Instruction 1 to the Instruction for Signatures in Form SB-2 that provides that the registration statement must be signed by, among others, the issuer’s controller or its principal accounting officer. Please revise your registration statement to add the signature of your controller or principal accounting officer.
RESPONSE
     The Registration Statement was revised to also include the signature of the Company’s Controller, Susan Etzel, in accordance with the Commission’s comments.
     Please do not hesitate to contact the undersigned at 424.202.6080 if you have any questions or require anything further.

Sincerely,
/s/ Edward T. Schultz
Edward T. Schultz